UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File No. 001-33176

Baijiayun Group Ltd

(Exact name of registrant as specified in its charter)

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Baijiayun Announces Changes in Board of Directors

Baijiayun Group Ltd (“Baijiayun” or the “Company”), a one-stop AI video solution provider, announced changes in its management and board of directors (the “Board”).

Ms. Xin Zhang has resigned as a director of the Company for personal reasons, effective from September 10, 2025. Her resignation did not result from any disagreement with the Company on any matter relating to the Company’s operations, policies or practice.

Ms. Hui Xing, has been appointed as a new director to serve on the Board, effective from September 10, 2025.

Following the foregoing changes, the Board currently consists of five directors, including Mr. Yi Ma, Ms. Qiong Ni, Ms. Hui Xing, and two independent directors, including Ms. Beiwen Zhu and Mr. Mingjun Cai. In addition, the compensation committee of the Board consists of Ms. Qiong Ni and Mr. Yi Ma, with Ms. Qiong Ni as the chairman; and the nominating and corporate governance committee of the Board consists of Mr. Yi Ma and Ms. Hui Xing, with Mr. Yi Ma as the chairman. The composition of the audit committee of the Board consists of Ms. Beiwen Zhu and Mr. Mingjun Cai, with Ms. Beiwen Zhu as the chairman.

Biographical information relating to the newly appointed director is set out as follows.

Ms. Hui Xing has served as finance manager in Ajinomoto Amino Acid（Shanghai）Co.,Ltd. The company primarily focuses on the production, manufacturing, and sales of amino acid products. Ms. Xing has made significant contributions to company’s growth and has played a pivotal role in ensuring company’s sustainable management and organizational stability. Ms. Xing received her bachelor’s degree in Accounting from Shanghai University of Finance and Economics.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit www.baijiayun.com.

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions, including those related to future compliance with the Minimum Bid Price Requirement, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not historical facts and are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict, many of which are beyond the Company’s control, including, among other things, the risks related to the Company’s ability to regain and maintain compliance with Nasdaq listing standards, the Company’s ability to obtain any compliance period, the Company’s ability to take actions that may be required for its continued listing on Nasdaq, and other risks that may be included in the periodic reports and other filings that the Company files from time to time with the SEC. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

Dated: September 18, 2025

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